Exhibit 99.2
Interim Management Report and Financial Review
Interim Management Report
Introduction
Refining our model to create more value, more efficiently
The first half of 2025 has been a period of meaningful progress and reflection for PureTech. Our work advancing deupirfenidone (LYT-100) to the cusp of Phase 3—supported by compelling open-label extension (OLE) data from the ELEVATE IPF study—demonstrates the strength of our internal ability to progress high-impact programs to late-stage readiness.
At the same time, this experience has sharpened our conviction in the advantages of our hub-and-spoke model. We will continue to identify, shape, and clinically de-risk promising candidates at the PureTech hub, but our focus is firmly on optimizing spend to reach key inflection points, after which point programs are advanced through Founded Entities or other structures with dedicated operational capacity and external financing early in the development process. This will allow us to concentrate internal resources on de-risking and value creation, while enabling our Founded Entities to move programs forward at pace, reducing the impact to PureTech’s cost base.
A return to our core strengths
This approach is, in many ways, a return to the model behind our greatest successes. Karuna Therapeutics, now a wholly owned subsidiary of Bristol Myers Squibb, remains a prime example, having transformed the treatment landscape for schizophrenia and generated more than $1 billion in proceeds to PureTech from a modest initial investment. By concentrating on what we do best, we can operate with greater discipline, flexibility, and long-term upside for shareholders.
Our priorities are clear: advance our current Founded Entities, make targeted investments in the next wave of high-conviction programs, and deliver value to shareholders. We have returned $150 million to shareholders since 2022, and the Board will continue to evaluate opportunities for further returns in light of portfolio progress, financial position, and market conditions.
Strengthening our UK market presence
We remain committed to our London Stock Exchange listing, which we view as a strategic advantage and an important part of our identity. PureTech offers UK investors unique access to globally competitive, high-conviction biotherapeutics programs under the stewardship of a proven team in Boston—the world’s leading biotech hub. To deepen this engagement, we have recently appointed UBS and Peel Hunt as joint UK corporate brokers and will be initiating a search for up to two Non-Executive Directors to include deep UK capital markets expertise.
Focused on impact
Looking ahead, we are committed to advancing our current portfolio efficiently, maintaining a strong balance sheet, and taking a disciplined approach to new innovation, as we have done so successfully in the past. As part of this commitment, we expect operational support for Celea and Gallop to transition fully to their respective Founded Entities or other external structures in the coming months. This is intended to significantly reduce PureTech’s cash burn over the course of 2026, while preserving our potential upside in both programs.
Together, our focused portfolio, distinctive approach to advancing high-impact science, and disciplined, capital-efficient model position us to deliver on both sides of our mission: bringing transformative medicines to patients and building enduring value for shareholders.
Notable Developments
Celea Therapeutics
In the August 2025 post-period, PureTech launched Celea Therapeutics (“Celea”) to advance deupirfenidone (LYT-100), a Phase 3-ready therapeutic candidate with the potential to serve as a new standard of care for idiopathic pulmonary fibrosis (IPF), a rare, progressive, and fatal lung disease, as well as other fibrotic lung diseases. Sven Dethlefs, PhD, who had served as PureTech’s Entrepreneur-in-Residence for more than a year and played a central role in advancing deupirfenidone, was appointed to lead the new Founded Entity. Dr. Dethlefs brings more than 25 years of pharmaceutical leadership experience, most recently as Executive Vice President and CEO of Teva North America.
Deupirfenidone is a deuterated form of pirfenidone, which – along with nintedanib – is one of the two FDA-approved treatments for IPF. Both approved therapies offer only modest efficacy in slowing lung function decline, largely due to tolerability challenges that limit the ability to achieve higher doses that could significantly improve patient outcomes. These limitations have contributed to low treatment uptake and poor adherence, with approximately 25% of people with IPF in the U.S. ever receiving either drug. Despite this, combined peak global sales exceeded $5 billion, representing a significant market opportunity in IPF and other fibrotic lung diseases.1
The launch of Celea followed significant clinical and scientific progress in the first half of 2025 and the post-period, including a late-breaking oral presentation in May at the American Thoracic Society (ATS) International Conference and a robust presence in August at the IPF Summit. Data presented reinforced the strength and durability of deupirfenidone’s treatment effect, its favorable tolerability profile, and its potential to slow lung function decline to rates similar to those expected in healthy older adults, while also underscoring PureTech’s sophisticated clinical development strategy and comprehensive planning for Phase 3 and beyond.

Notably, initial data from the ongoing OLE study showed that the treatment effect with deupirfenidone 825 mg TID was sustained out to at least 52 weeks. As of May 9, 2025, a total of 101 patients had received at least 52 weeks of treatment. Those in the deupirfenidone 825 mg TID arm experienced a decline in forced vital capacity (FVC) of -32.8 mL over the 52-week period, which is similar to the expected natural decline in lung function in healthy older adults over one year (approximately -30 to -50 mL).2 These longer-term data support the durability of the treatment effect and reinforce its potential to stabilize lung function decline over time while maintaining favorable safety and tolerability.
Additional findings from the OLE will be shared at the European Respiratory Society (ERS) International Congress in September 2025, including “switch data” from participants who transitioned to deupirfenidone in OLE after initially receiving placebo or pirfenidone during the 26-week blinded portion of the Phase 2b trial. These data will provide further insight into deupirfenidone’s differentiated profile and potential to deliver meaningful clinical benefit.
PureTech has taken a thoughtful and data-driven approach to prepare for deupirfenidone’s next regulatory milestone. This includes conducting a full analysis of the Phase 2b dataset, integration of maturing data from the ongoing OLE, and engagement with industry-leading regulatory advisors and key opinion leaders. As such, Celea expects to meet with the FDA by the end of the third quarter of 2025 and, pending alignment, aims to initiate its Phase 3 trial in IPF in the first half of 2026.
Gallop Oncology
Gallop Oncology, Inc. (“Gallop”) is pioneering novel therapies for the treatment of hematological malignancies and solid tumors. Its lead candidate, LYT-200, is a fully human monoclonal antibody targeting galectin-9, an oncogenic driver and potent immunosuppressor in cancer.
FDA has granted multiple designations to LYT-200, including Fast Track for AML, Fast Track for metastatic head and neck cancer in combination with anti-PD-1 therapy, and Orphan Drug designation for AML. This recognition highlights the significant unmet need and underscores the quality of efficacy and safety data generated with LYT-200, positioning it as a differentiated therapeutic approach.
Hematological Malignancies (AML and MDS)
Enrollment has been completed in the Phase 1b trial evaluating LYT-200 as a monotherapy and in combination with venetoclax/hypomethylating agents (HMA) for acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). LYT-200 has shown a favorable safety/tolerability profile across both arms and all dose levels studied, with no dose-limiting toxicities, as well as clinical efficacy, hematological improvement, and sustained disease management and survival benefit.
As of April 28, 2025, patients have received LYT-200 at five dose levels (2.0 mg/kg to 16.0 mg/kg) in the monotherapy arm. Across all dose levels, LYT-200 has demonstrated clinical benefit and responses in heavily pre-treated, relapsed/refractory AML/MDS patients, even in those with complex cytogenetics and mutations such as KRAS, NRAS, and BRAF, as well as patients previously fully refractory to standard of care. At dose levels of 7.5mg/kg and above, treatment with LYT-200 has resulted in 1 complete response (CR), 3 partial responses (PRs), and more than 50% of patients treated experienced stable disease. The average treatment duration with the single agent was 3.5 months as of the data cutoff, which is meaningful in this heavily pretreated population who have already exhausted all standard-of-care options.
When administered in combination with venetoclax/HMA, results as of April 28, 2025, demonstrate that LYT-200 may enhance the efficacy of standard-of-care therapies, even in relapsed or refractory patients. In the combination arm, patients received LYT-200 across three dose levels (4.0 mg/kg, 7.5 mg/kg, and 12.0 mg/kg), resulting in 6 CRs, 1 morphological leukemia-free state (MLFS), and 50% of patients experienced stable disease. The average time on combination therapy was 4 months as of the data cutoff, which is meaningful in a patient population whose time to progression tends to be less than 1 month and whose overall survival averages 1.7–2.4 months with standard-of-care therapy. Patients who benefit show hematological improvement as well as achieve transfusion independence.
Since the April data cutoff, patients have continued to demonstrate meaningful and sustained clinical benefit, resulting in longer treatment durations and extended follow-up. This has allowed for the collection of a more mature dataset and the selection of a dose to be proposed to regulators for advancement into Phase 2. With the strength of the responses observed to date and the longer treatment durations achieved, topline efficacy results are now expected in the fourth quarter of 2025, with additional efficacy and overall survival data anticipated in the first half of 2026. These milestones will provide a more robust foundation for regulatory discussions and will help further de-risk the design of Phase 2 studies and inform the broader development strategy.
Solid Tumors
Gallop has also advanced LYT-200 in solid tumors, where outcomes for patients with relapsed or refractory disease remain poor. The Phase 1b trial evaluating LYT-200 as a monotherapy and in combination with the anti-PD-1 antibody tislelizumab successfully completed in the first half of 2025. LYT-200 demonstrated a favorable safety profile in all cohorts and showed disease control and initial efficacy signals. The study enrolled 44 heavily pretreated patients across 13 U.S. sites, including individuals with head and neck and urothelial cancers.
In the single-agent cohorts, patients received LYT-200 between 0.2–16 mg/kg every two weeks (Q2W) or 10 mg/kg weekly (QW). Among 20 all-comer patients, treatment was well tolerated with no LYT-200–related serious adverse events, and disease control was observed at dose levels of 6.3 mg/kg and above. In the combination cohorts, patients were treated with LYT-200 plus tislelizumab. Among the 24 patients enrolled (19 head and neck, 5 urothelial), outcomes were most pronounced in head and neck cancer, where one patient achieved a complete response lasting more than two years, two patients had partial responses, and two patients had stable disease, for an overall response rate of 33% and a disease control rate of 50% at the 6.3 mg/kg dose.
Together, these findings reinforce the potential of LYT-200 both as a single agent and in rational immunotherapy combinations. The safety and early efficacy observed in head and neck cancer, in particular, provide a strong foundation for advancing LYT-200 into further clinical evaluation.
Seaport Therapeutics
Seaport Therapeutics, Inc. (“Seaport”) is advancing a clinical-stage pipeline of novel neuropsychiatric medicines based on its proprietary Glyph™ platform, which was validated and initially advanced at PureTech and is now exclusively licensed and assigned to Seaport. Glyph uses the lymphatic system to enable and enhance the oral administration of drugs, which are absorbed like dietary fats through the intestinal lymphatic system and transported into circulation. The Glyph platform has the potential to be widely applied to many therapeutic molecules that have high first-pass metabolism otherwise leading to low bioavailability and/or side effects, including liver enzyme elevations or hepatotoxicity. For each program, Seaport leverages its Glyph platform to create unique sets of prodrugs with differentiated profiles, including lymphatic transport and conversion characteristics, as potential candidates to advance into preclinical and clinical proof-of-concept studies.
In the July 2025 post-period, Seaport announced that the first patient had been dosed in the Phase 2b BUOY-1 study of GlyphAllo™ (SPT-300 or Glyph Allopregnanolone) in major depressive disorder (MDD) with or without anxious distress. GlyphAllo is an oral prodrug of allopregnanolone, which is an endogenous molecule that has been shown to dampen stress, has antidepressant and anxiolytic activity and sleep-promoting effects but poor oral bioavailability due to substantial first-pass hepatic metabolism. Allopregnanolone was previously only approved as an intravenous infusion, which limited the scope of its clinical use. A synthetic analog of allopregnanolone was previously evaluated in MDD and showed promise but may not retain the activity, potency and the breadth of the natural biological response of endogenous allopregnanolone. In a Phase 1 clinical study, GlyphAllo demonstrated oral bioavailability, tolerability and γ-aminobutyric-acid type A (GABAA) receptor target engagement in healthy volunteers. In a Phase 2a clinical study, GlyphAllo demonstrated initial proof-of-concept in the Trier Social Stress Test, a validated clinical model of anxiety in healthy volunteers.
In February 2025, Seaport also announced the publication of new research in Molecular Pharmaceutics, demonstrating the Glyph platform’s unique ability to enhance drug transport through the lymphatic system for increased therapeutic exposure. The paper is the first to show the impact of changing the drug attachment point of a lymph-directed prodrug on lymphatic drug transport and targeted drug exposure. A newly examined phenol attachment point showed the highest lymphatic transport of an immunomodulatory drug, MPA, reported to date – approximately 55 percent – and up to two-fold higher release in lymph nodes compared to the previously reported acid attachment point. This research deepened the evidence supporting Glyph’s ability to render a wide variety of molecules, including immunomodulators, more amenable to lymphatic transport and thus provide them with direct access to the immune system.
Seaport’s pipeline also includes GlyphAgo™ (SPT-320 or Glyph Agomelatine), a novel prodrug of agomelatine, for generalized anxiety disorder; and Glyph2BLSD™ (SPT-348 or Glyph-2-bromo-LSD), a prodrug of 2-bromo-LSD that has the potential for treatment-resistant depression, headache disorders, and other conditions. Beyond these programs, Seaport has multiple discovery and preclinical programs underway.
Vedanta Biosciences
Vedanta Biosciences, Inc. (“Vedanta”) is advancing the development of a potential new category of oral therapies utilizing defined consortia of bacteria isolated from the human microbiome and grown from pure clonal cell banks. In the first half of 2025, Vedanta continued to enroll patients into the Phase 3 RESTORATiVE303 registrational study of VE303, an orally administered defined bacterial consortium candidate for the prevention of recurrent C. difficile infection (rCDI), with topline data expected in 2026. The RESTORATiVE303 trial is evaluating the efficacy and safety of VE303 in patients with rCDI and is intended to form the basis for a BLA to be filed with the FDA. In January 2025, Vedanta published additional VE303 Phase 2 results in Nature Medicine supporting clinical results from Vedanta’s successful Phase 2 study, which demonstrated that the higher dose of VE303 studied was well tolerated and reduced the odds of CDI recurrence by more than 80% compared with placebo. Vedanta also continued to advance the VE707 program for reducing colonization and preventing subsequent infections caused by multidrug-resistant organisms, with submission of an investigational new drug (IND) application expected in 2026. In the August 2025 post-period, Vedanta announced that the Phase 2 COLLECTiVE202 study of VE202 for the treatment of patients with mild-to-moderate ulcerative colitis (UC) did not achieve the primary endpoint. Analyses of bacterial colonization, histological findings, and immune responses are ongoing and will be shared in future scientific forums, though the company is re-allocating its efforts and resources on other pipeline programs.
Sonde Health
Sonde Health, Inc. (“Sonde”) is progressing a voice-based artificial intelligence platform that detects changes in the sound of voice that are linked to health conditions – such as depression, anxiety and respiratory disease – to provide health tracking and monitoring. In January 2025, Sonde integrated its voice-based health monitoring technology into Qualcomm’s Snapdragon® S7+ Gen 1 Sound Platform. Building on its longtime partnership with Qualcomm, Sonde optimized its technology to operate within the strict power and processing constraints of audio earbud and headset devices while maintaining its industry-leading accuracy. In February 2025, Sonde successfully completed a large-scale trial with one of the top oil and gas conglomerates in the world. During the 6-week trial, over 4,000 workers across 60 sites used Sonde’s Mental Fitness tracking app and insight dashboard with Sonde effectively identifying at-risk workers and enabling proactive intervention as well as delivering significant positive predictive value for a healthy population. In May 2025, Sonde Health and Saaya Health forged a strategic partnership to improve workforce performance and wellness for blue-collar enterprises. This collaboration integrates Sonde’s advanced vocal biomarker technology with Saaya Health’s holistic wellbeing platform, offering an end-to-end solution that empowers employers to monitor, assess, and enhance the mental and cognitive health of their frontline workers. By the end of June 2025, Sonde has successfully completed two pilots with the US Air Force demonstrating its feasibility to provide mental fitness health tracking on actual missions.
Entrega
Entrega, Inc. (“Entrega”) is progressing a technology platform to enable the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. Entrega’s innovative approach uses a proprietary, customizable hydrogel dosage form to control local fluid microenvironments in the gastrointestinal tract in an effort to both enhance absorption and reduce the variability of drug exposure. Entrega has generated preclinical proof-of-concept data demonstrating administration of therapeutic peptides into the bloodstream of large animals.

Vor Biopharma
Vor Biopharma Inc. (Nasdaq: VOR) (“Vor”) announced in May 2025 that it was exploring strategic alternatives based on the available clinical data and the challenging fundraising environment. Effective June 26, 2025, PureTech completed the divestment of its remaining equity holdings in Vor, with proceeds of approximately $2.8 million before expenses.

1 Esbriet peak sales (2020) per Roche 2021 Financial Results & Ofev peak sales (2024) per Boehringer Ingelheim 2024 Financial Results. Ofev sales include those for all approved indications – IPF, PF-ILD, and systemic sclerosis-associated interstitial lung disease (SSc-ILD).
2 Valenzuela, C., Bonella, F., Moor, C., Weimann, G., Miede, C., Stowasser, S., & Maher, T. (2024, September).Decline in forced vital capacity (FVC) in subjects with idiopathic pulmonary fibrosis (IPF) and progressive pulmonary fibrosis (PPF) compared with healthy references[Poster presentation]. European Respiratory Society International Congress, Vienna, Austria; and Luoto, J., Pihlsgård, M., Wollmer, P., & Elmståhl, S. (2019). Relative and absolute lung function change in a general population aged 60–102 years. European Respiratory Journal, 53(3), 1701812. https://doi.org/10.1183/13993003.01812-2017

Financial Review
Reporting Framework
You should read the following discussion and analysis together with our Condensed Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. You should read this discussion and analysis in conjunction with the risks identified in the “Risk Factor Annex" on pages 182 to 219 of our “Annual Report and Accounts 2024”, also included as Exhibit 15.1 to the Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 30, 2025. As a result of many factors, our actual results could differ materially from the results described in or implied by these forward-looking statements.
Our unaudited Condensed Consolidated Financial Statements as of June 30, 2025, and for the six months ended June 30, 2025, and 2024, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with IAS 34 as issued by the International Accounting Standards Board ("IASB"). This report should be read in conjunction with the Group’s 2024 Annual Reports and Accounts as of and for the year ended December 31, 2024.
The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc (the "Parent") and its consolidated subsidiaries, together "the Group". These financial statements consolidate PureTech Health plc’s subsidiaries and include the Group’s interest in associates by way of equity method, as well as investments held at fair value. Subsidiaries are those entities over which the Group maintains control. Associates are those entities in which the Group does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Group has neither control nor significant influence for financial accounting purposes, or when the investment in associates is not in instruments that would be considered equity for accounting purposes, we recognize our holdings in such entity as an investment at fair value with changes in fair value being recorded in the Condensed Consolidated Statement of Comprehensive Income/(Loss). For purposes of our Condensed Consolidated Financial Statements, each of our Founded Entities1 are considered to be either a “subsidiary", an “associate” or an "investment held at fair value" depending on whether the Group controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date, and depending on the form of the investment. For additional information regarding the accounting treatment of these entities, see Note 1. Material Accounting Policies to our Consolidated Financial Statements included in our 2024 Annual Report and Accounts. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below.
Business Background and Results Overview
The business background is discussed above in the Interim Management Report, which describes the business development of our overall portfolio, including our Wholly-Owned Programs3 and Founded Entities.
Our ability to achieve profitability will depend on the successful monetization of our Founded Entities or Wholly-Owned Programs or other revenue generating activities. Such monetization will largely depend on the successful development of one or more therapeutic candidates of our Founded Entities, which may or may not occur.
Monetization includes the sale of our equity interest in our Founded Entities, the receipt of, or the sale of rights to, royalties, entering into strategic partnerships, and other related business development activities.
We deconsolidated a number of our Founded Entities, specifically Seaport Therapeutics, Inc. ("Seaport") in October 2024, Vedanta Biosciences, Inc. ("Vedanta") in 2023, Sonde Health Inc. ("Sonde") in 2022, Karuna Therapeutics, Inc. ("Karuna"), Vor Biopharma Inc. ("Vor") and Gelesis, Inc. (“Gelesis”) in 2019, and Akili Interactive Labs, Inc. (“Akili”) in 2018.
Any deconsolidation affects our financials in the following manner:
•our ownership interest does not provide us with a controlling financial interest;
•we no longer control the Founded Entity's assets and liabilities, and as a result, we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our financial statements;
•we record our retained investment in the Founded Entity at fair value; and
•the resulting amount of any gain or loss is recognized.
Whilst we do not plan to fully fund our deupirfenidone (LYT-100) or LYT-200 programs, we anticipate that we will invest in the respective Founded Entities that house those programs, Celea Therapeutics and Gallop Oncology, in conjunction with external investors. We also anticipate we will be providing a certain level of funding in 2025 and potentially in 2026 while we seek external sources of funding. Consequently, we anticipate our expenses to increase in the short term as we continue to advance our Wholly-Owned Programs. However, we anticipate a decrease in our expenses in the mid- and long-term in connection with execution of our current strategy of housing these Wholly-Owned Programs in Founded Entities and accessing external sources of funding at the Founded Entity level, which, over time, could lead to the deconsolidation of the Founded Entities. The increase in our expenses and capital requirements in the near term will involve:
•continued research and development efforts to advance our clinical programs through development; and
•addition of clinical, scientific, operational, financial and management information systems and maintaining appropriate levels of personnel to execute on our strategic initiatives.
1.Founded Entities are comprised of the entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities2 and deconsolidated Founded Entities. As of June 30, 2025, deconsolidated Founded Entities included Gelesis, Inc., Sonde Health, Inc., Vedanta Biosciences, Inc., and Seaport Therapeutics, Inc.
2.Controlled Founded Entities are comprised of the Company’s consolidated operational subsidiaries that currently have already raised third-party dilutive capital. As of June 30, 2025, Controlled Founded Entities included only Entrega. Inc.
3.Wholly-Owned Programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company's wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company's funding or non-dilutive sources of financing. As of

June 30 ,2025, Wholly-Owned Programs were developed by the wholly-owned subsidiaries including PureTech LYT, Inc., PureTech LYT 100, Inc. and Gallop Oncology, Inc. and included primarily the programs deupirfenidone, and LYT-200.
In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers, who is our Board of Directors, consider the future funding needs of our Founded Entities and evaluate rigorously the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.
As a result, we may need access to additional funding in the future at the PureTech level, following the period described below in the Funding Requirements section, to support our continuing operations and pursue our strategic objectives, including participating in financing activities at the Founded Entity level and pursuing early stage innovation and development of new assets. We expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to access additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue our continuing operations and pursuit of our strategic objectives, including participating in financing activities at the Founded Entity level and pursuing early stage innovation and development of new assets. Further, if we are unable to obtain external funding for our deupirfenidone and LYT-200 programs, we may have to delay, scale back or discontinue the development and commercialization of one or more of these Wholly-Owned programs.
Measuring Performance
The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results of current period are compared with the results of the comparative period in the prior year.
Reported Performance
Reported performance considers all factors that have affected the results of our business, as reflected in our Condensed Consolidated Financial Statements.
Core Performance
Core performance measures are alternative performance measures, which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Condensed Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS.

Cash flow and liquidity
PureTech Level cash, cash equivalents and short-term investments	Measure type: Core performance
Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries.

Why we use it: PureTech Level cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned Programs and make certain investments in Founded Entities.

Recent Developments (subsequent to June 30, 2025)
The Group has evaluated subsequent events after June 30, 2025 up to the date of issuance, August 28, 2025, of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Condensed Consolidated Financial Statements or notes thereto, except for the following.
In August 2025, the Group launched a new Founded Entity Celea Therapeutics to advance deupirfenidone, a Phase 3-ready therapeutic candidate from the Wholly-Owned Programs segment. The financial results of this program were included in the Wholly-Owned Programs segment in the footnotes to the Condensed Consolidated Financial Statements, as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and June 30, 2024, respectively. Upon raising dilutive third-party financing, the financial results of this entity will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over this entity.
In August 2025, Vedanta Biosciences, Inc. (Vedanta), one of the Group's Founded Entities, was recapitalized through the completion of a Series A preferred stock financing. As a result of the recapitalization, the Group’s existing investment in Vedanta’s convertible preferred shares was converted into shares of Vedanta common stock and Series A-2 preferred stock. In addition, the secured convertible promissory note held by the Group from Vedanta, in the principal amount of $5.0 million, was converted into shares of Vedanta Series A-1 preferred stock. Through the Series A preferred stock financing, the Group invested $0.9 million and received 1,477,692 shares of Series A preferred stock.
As part of these transactions, Vedanta amended and restated its Investor Rights Agreement, which reduced the number of directors the Group has the ability to designate from four to one. The Group’s ownership stake in Vedanta has been diluted to 4.2% on a fully diluted basis.
Financial Highlights
The following is the reconciliation of the amounts appearing in our Condensed Consolidated Statement of Financial Position to the non-IFRS alternative performance measure described above:

(in thousands)	June 30, 2025	December 31, 2024
Cash and cash equivalents	$260,604	$280,641
Short-term investments	59,303	86,666
Consolidated cash, cash equivalents and short-term investments	319,907	367,307
Less: cash and cash equivalents held at non-wholly owned subsidiaries	(286)	(493)
PureTech Level cash, cash equivalents and short-term investments	$319,621	$366,813
Basis of Presentation and Consolidation
Our Condensed Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value and is reported in reportable segments as described below.
Basis for Segmentation
Our Directors are our strategic decision-makers. Our operating segments are determined based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined each of our Wholly-Owned Programs represents an operating segment, and we have aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment. Each of our Controlled Founded Entities represents an operating segment. We aggregate each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For our entities that do not meet the definition of an operating segment, we present this information in the Parent Company and Other column in our segment footnote to reconcile the information in the segment footnote to our Condensed Consolidated Financial Statements. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

Results of Operations
The following table, which has been derived from our unaudited financial statements for the six months ended June 30, 2025 and June 30, 2024, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items:

	Six Months Ended June 30,
(in thousands)	2025	2024	Change (2024 to 2025)
Contract revenue	$1,851	$—	$1,851
Grant revenue	—	288	(288)
Total revenue	1,851	288	1,563
Operating expenses:
General and administrative expenses	(24,883)	(27,758)	2,876
Research and development expenses	(24,900)	(38,928)	14,029
Operating income/(loss)	(47,931)	(66,398)	18,467
Other income/(expense):
Gain/(loss) on investments held at fair value	3,679	3,882	(203)
Realized gain/(loss) on sale of investments	375	151	225
Gain/(loss) on investments in notes from associates	(3,726)	11,612	(15,338)
Other income/(expense)	670	548	122
Other income/(expense)	998	16,193	(15,195)
Net finance income/(costs)	6,363	(1,468)	7,830
Share of net income/(loss) of associates accounted for using the equity method	(3,996)	(3,357)	(639)
Gain/(loss) on dilution of ownership interest in associate	708	—	708
Income/(loss) before income taxes	(43,859)	(55,030)	11,171
Taxation	(923)	6,147	(7,070)
Net income/(loss) including non-controlling interest	(44,781)	(48,883)	4,102
Less income/(loss) attributable to non-controlling interests	(176)	(7,111)	6,934
Net income/(loss) attributable to the Owners of the Group	$(44,605)	$(41,773)	$(2,832)
Comparison of the Six Months Ended June 30, 2025 and June 30, 2024
Total Revenue

	Six Months Ended June 30,
(in thousands)	2025	2024	Change
Total Contract Revenue	$1,851	$—	$1,851
Total Grant Revenue	—	288	(288)
Total Revenue	$1,851	$288	$1,563
Our total revenue was $1.9 million for the six months ended June 30, 2025, an increase of $1.6 million, or 542% compared to the six months ended June 30, 2024. The increase in revenue is primarily due the recognition of royalty revenue from sales of Cobenfy (formerly KarXT), approved by the U.S. Food and Drug Administration in September 2024, pursuant to a patent license agreement between PureTech and Karuna. The increase is partially offset by a decrease in grant revenue of $0.3 million related to completed grants in 2024. The royalty revenue recognized in the six months ended June 30, 2025 was paid to Royalty Pharma in July 2025 in accordance with Royalty Purchase Agreement. See Note 12. Sale of Future Royalties Liability.
General and Administrative Expenses
Our general and administrative expenses were $24.9 million for the six months ended June 30, 2025, a decrease of $2.9 million, or 10% compared to the six months ended June 30, 2024. The decrease is primarily driven by workforce reductions, particularly decrease in workforce related expenses such as payroll, share based compensation, and recruiting expenses resulting from the deconsolidation of Seaport.
Research and Development Expenses
The following table shows the research and development expenses by program.

	Six Months Ended June 30,
(in thousands)	2025	2024	Change
Deupirfenidone (LYT-100) program external costs	$(13,364)	$(17,056)	$3,692
LYT-200 program external costs	(5,520)	(5,931)	411
LYT-300* program external costs	—	(695)	695
Wholly owned PureTech platform and other non-clinical programs external costs	—	(4,421)	4,421
Controlled Founded Entities programs	—	(1,680)	1,680
Other research program external costs	(30)	—	(30)
Payroll costs	(5,593)	(8,319)	2,726
Facilities and other expenses	(391)	(826)	435
Total Research and Development Expenses:	$(24,900)	$(38,928)	$14,029
*Now Known as GlyphAllo (SPT-300)

Our research and development expenses were $24.9 million for the six months ended June 30, 2025, a decrease of $14.0 million, or 36% compared to the six months ended June 30, 2024.
The decrease in research and development expenses in 2025 is driven by the following changes in program costs:
•Decrease in deupirfenidone program costs of $3.7 million is due to the completion of phase II study and data readout in December 2024 and corresponding reduction in clinical operating expense as preparation activities for the phase III study were executed during 2025.
•Decrease in LYT-200 program costs of $0.4 million is due to the completion of the solid tumors Phase 1b portion of the program.
•Decrease in LYT-300 program costs of $0.7 million and decrease in wholly owned PureTech Platform and other non-clinical programs costs of $4.4 million are due to the development of LYT-300 program and Glyph platform, now owned by Seaport, our Founded Entity, which was deconsolidated in October, 2024. As a result, there are no costs recorded for the LYT-300 program or Glyph platform for the six months ended June 30, 2025.
•The Controlled Founded Entities program costs in 2024 pertain entirely to Seaport’s LYT-300 program during the period of consolidation and until its deconsolidation in October 2024.
•Decrease in payroll costs of $2.7 million is driven by an overall reduction in headcount, primarily driven by the deconsolidation of Seaport in October 2024.
•Decrease in facilities and other expenses of $0.4 million is primarily driven by lower consulting spend in 2025 and lower depreciation expense resulting from the lower fixed asset balance in 2025.
Total Other Income/(Expense)
Total other income was $1.0 million for the six months ended June 30, 2025 compared to $16.2 million for the six months ended June 30, 2024, a decrease of $15.2 million, or 94%. The decrease in other income was primarily attributable to the changes in the fair value of notes from associates: A loss of $3.7 million in the six months ended June 30, 2025 attributed to the decrease in the fair value of the Vedanta convertible debt compared to a gain of $11.6 million in the six months ended June 30, 2024 attributed to the increase in the fair value of the Gelesis notes. This change resulted in a decrease in other income of $15.3 million.
Net Finance Income/(Costs)
Net finance income was $6.4 million for the six months ended June 30, 2025, compared to an expense of $1.5 million for the six months ended June 30, 2024, an increase of net finance income of $7.8 million or 534%. The increase in net finance income is primarily attributed to a decrease in non-cash interest expense related to the sale of future royalties liability resulting from a change in forecast for Cobenfy sales, partially offset by a decrease in interest income resulting from lower cash and cash equivalents and short-term investments balances in the six months ended June 30, 2025.
Share of Net Income/(loss) of Associates Accounted for Using the Equity Method
For the six months ended June 30, 2025, the share in net loss of associates reported under the equity method was $4.0 million as compared to the share in net loss of associates of $3.4 million for the six months ended June 30, 2024, an increase in loss of $0.6 million or 19%. The increase in loss was primarily attributable to the Group's share of net loss from Seaport accounted for under the equity method upon deconsolidation in October, 2024.
Taxation
For the six months ended June 30, 2025, the income tax expense was $0.9 million, compared to an income tax benefit of $6.1 million for the six months ended June 30, 2024, a decrease in income tax benefit of $7.1 million or 115%. The income tax benefit recorded during the six months ended June 30, 2024 was primarily due to the recognition of a discrete income tax benefit related to the capital loss from the Akili investment, which was a non-recurring event. Income tax expense recorded during the six months ended June 30, 2025 relates to the recognition of a reserve for an uncertain tax position.

Material Accounting Policies and Significant Judgments and Estimates
Our financial review of the financial condition and results of operations is based on our interim financial statements, which we have prepared in accordance with International Accounting Standards 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with IAS 34 as issued by the International Accounting Standards Board. In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.
Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.
The accounting policies most critical to the judgments and estimates used in the preparation of our financial statements have not changed from those disclosed in Note 1. Material Accounting Policies of the accompanying notes to the Consolidated Financial Statements included in our 2024 Annual Report and Accounts except for the adoption of new and amended IFRS Accounting Standards as set out in Note 2. New Standards and Interpretations to our Condensed Consolidated Financial Statements.
Cash Flow and Liquidity
Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:
•the expenses incurred in the development of wholly-owned and Controlled Founded Entity therapeutic candidates;
•the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates;
•the revenue, if any, generated from licensing and royalty agreements with Founded Entities;
•the financing requirements of the Wholly-Owned Programs and our Founded Entities; and
•the investing activities including the monetization, through sale, of shares held in our public Founded Entities.
As of June 30, 2025, we had consolidated cash and cash equivalents of $260.6 million and short term investments of $59.3 million. As of June 30, 2025, we had PureTech Level cash, cash equivalents and short-term investments of $319.6 million. PureTech Level cash, cash equivalents and short term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short term investments and a reconciliation to the IFRS number, see the section Measuring Performance earlier in this Financial Review).
Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Six Months Ended June 30,
(in thousands)	2025	2024	Change
Net cash provided by (used in) operating activities	$(45,942)	$(80,014)	$34,073
Net cash provided by (used in) investing activities	29,679	236,512	(206,833)
Net cash provided by (used in) financing activities	(3,775)	(39,101)	35,326
Net increase (decrease) in cash and cash equivalents	$(20,037)	$117,397	$(137,434)
Operating Activities
Net cash used in operating activities was $45.9 million for the six months ended June 30, 2025, as compared to $80.0 million for the six months ended June 30, 2024, a decrease of $34.1 million in net cash used in operating activities. The decrease in cash outflows is primarily attributable to a decrease of $18.5 million in operating loss mainly driven by lower research and development spend following the deconsolidation of Seaport in October 2024, a decrease of $9.9 million in estimated tax payments, and a $10.5 million change in working capital, partially offset by a decrease of $4.7 million in net cash receipts from interest income.
Investing Activities
Net cash provided by investing activities was $29.7 million for the six months ended June 30, 2025, as compared to net cash provided by investing activities of $236.5 million for the six months ended June 30, 2024, a decrease of $206.8 million in net cash provided by investing activities. The decrease in the net cash inflow was primarily attributed to the one-time $292.7 million proceeds received from the sale of Karuna shares in 2024, compared to $2.8 million proceeds received in 2025 from the sale of Vor shares, partially offset by decrease in cash outflows from short-term investment activities (purchases, net of redemptions) amounting to $83.1 million.
Financing Activities
Net cash used in financing activities was $3.8 million for the six months ended June 30, 2025, compared to net cash used in financing activities of $39.1 million for the six months ended June 30, 2024, a decrease of $35.3 million in net cash used in financing activities. The decrease in net cash used in financing activities was primarily attributable to a $99.6 million decrease in cash used for the purchase of shares in connection with the Tender Offer in 2024, partially offset by $68.1 million in cash proceeds from the issuance of the subsidiary preferred shares in 2024.

Funding Requirements
We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets as of June 30, 2025 will be sufficient to fund our operations and capital expenditure requirements into 2028. We expect to incur substantial additional expenditures in the near term to support our ongoing and future activities. We anticipate to continue to incur net operating losses for the foreseeable future to support our existing Founded Entities and newly launched Founded Entities (Gallop Oncology and Celea Therapeutics), and our strategy around creating and supporting other Founded Entities, should they require it, to reach significant development milestones in conjunction with our external partners. We also expect to incur significant costs to advance our Wholly-Owned Programs, to continue research and development efforts, to discover and progress new therapeutic candidates and to fund the Group’s operating costs into 2028. Our ability to fund our therapeutic development and clinical operations as well as ability to fund our existing, newly founded and future Founded Entities, will depend on the amount and timing of cash received from planned financings, monetization of shares of Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including:
•the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;
•the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property related claims;
•the emergence of competing technologies and products and other adverse marketing developments;
•the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities;
•the number and types of future therapeutics we develop and support with the goal of eventual commercialization by a Founded Entity;
•The costs, timing and outcomes of identifying, evaluating and investing in technologies and drug candidates to develop as Wholly-Owned Programs and, subsequently, as Founded Entities; and
•the success of our Founded Entities and their need for additional capital.
A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.
Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities as we continue to evaluate and invest strategically in new therapeutic candidates. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.